October 1, 2013

VIA EDGAR

Karen Rosotto

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	EntrepreneurShares Series Trust Post Effective Amendment No. 7 and Amendment No. 10 to Registration Statement on Form N-1A (File Nos. 333-168040 and 811-22436)

Dear Ms. Rosotto:

On behalf of our client, EntrepreneurShares Series Trust, and its series, the Entrepreneur All Cap Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced registration statement (the “Registration Statement”). The comments were provided by Karen Rosotto. The numbered items set forth below repeat (in bold) the comments of the Staff, as reflected in their oral comments, and following such comments are the Fund’s responses.

If you would like to discuss the responses, you may contact Robert Johnson at (213) 992-0282. As appropriate, the Fund has amended the Registration Statement, including the Prospectus and the Statement of Additional Information, in response to these comments.

(General)

(1)	Include a cover letter stating the purpose of the filing and providing contact information.

RESPONSE: As requested, such a cover letter has been included.

(Cover Page)

(2)	Check the appropriate box for effectiveness.

RESPONSE: As requested, the appropriate box has been checked.

Clearspire Law Co., PLLC	1747 Pennsylvania Avenue, NW	202 549 1200
Suite 200 | Washington, DC 20006	www.clearspire.com

(Prospectus)

(3)	On the cover page – the initial paragraph is longer than intended by Item 1 of Form N-1A. (p.1)

RESPONSE: The second and final sentences of the initial paragraph have been deleted.

(4)	In the “Annual Fund Operating Expenses” chart – if the Fund intends to invest in other funds with fees that are greater than one basis point, a separate line item is required. (p.3)

RESPONSE: The Fund does not have the current intention to invest in other funds.

(5)	In the “Annual Fund Operating Expenses” chart – if the fee waiver is the waiver of a fixed, predetermined fee, the fee waiver should be included in the fee table as a separate line between the final two lines; if the fee waiver reflects the waiver of potential fees above the fee cap, then delete the fee waiver disclosure from this section. (p.3)

RESPONSE: The fee waiver disclosure has been deleted from this section because it reflects the waiver of potential fees above the fee cap.

(6)	In the “Annual Fund Operating Expenses” chart – footnote #1 describing the waiver should be updated to at least one year from effectiveness. (p.3)

RESPONSE: The fee waiver disclosure has been moved to the “Purchasing Shares – Fee Waiver” section and the requested change has been made.

(7)	In the “Annual Fund Operating Expenses” chart – footnote #1 should also note whether the Board or the Advisor can terminate the waiver and whether there is an opportunity to recoup the waived fee. (p.3)

RESPONSE: The fee waiver disclosure has been moved to the “Purchasing Shares – Fee Waiver” section and the requested disclosure has been added.

(8)	In “Example” – please confirm that the numbers include the waiver in the “Year 1” column. (p.3)

RESPONSE: The numbers in the “Year 1” column reflect the fee cap of 0.85%.

(9)	In “Principal Investment Strategies” (first paragraph) – please provide a plain English explanation of “principles-based securities selection.” (p.4)

RESPONSE: The following language has been deleted: “through active principles-based securities selection.”

(10)	In “Principal Investment Strategies” (first paragraph) – “mainly” should be changed to “at least 80%.” (p.4)

RESPONSE: The requested change has been made.

(11)	In “Principal Investment Strategies” (third paragraph) – if the Fund will focus on technology investments, then so disclose. (p.4)

RESPONSE: The Fund does not intend to focus specifically on technology investments.

(12)	In “Principal Investment Strategies” (third paragraph) – please provide a further explanation of the “quantitative models” and please explain “entrepreneurial characteristics.” (p.4)

RESPONSE: The sentence containing “quantitative models” has been deleted and a reference to the specific entrepreneurial characteristics detailed later in Prospectus has been added.

(13)	In “Principal Risks of Investing in the Fund” (first paragraph) – delete the language regarding investments in the Fund not being a bank deposit or insured by the FDIC. (p.4)

RESPONSE: The requested change has been made.

(14)	In “Principal Risks of Investing in the Fund” – risk section must be symmetrical with strategy section – add risks re: preferred, convertible preferred, warrants, options, and ADRs for symmetry with strategy section. (p.4-5)

RESPONSE: As requested, risk sections for preferred, convertible preferred, warrants, options and ADRs have been added.

(15)	In “Performance” – if performance information is available elsewhere, please so note. (p.5-6)

RESPONSE: Performance information is not available elsewhere.

(16)	“Related Historical Performance” – should be moved down to Item 8 and called “Prior Performance of Advisor.” (p.6-8)

RESPONSE: As requested, the name of the section has been changed to “Prior Performance of Advisor.” However, for the following reasons, we respectfully request that this performance data should be included in Item 4 as the predecessor account is extremely similar to the Fund and as such it is highly relevant to an investor’s investment decision:

1.	Virtually Identical Account. The prior account, the US Impact Entrepreneur Managed Account, was managed by exactly the same manager, and with investment objectives, policies and strategies virtually identical to those used in managing the Fund. Joel Shulman is a Professor of Entrepreneurship at Babson College and his strict stock selection methods are prominent in the business media and have been presented at numerous academic and business conferences. He has published over 10 peer-reviewed papers in academic journals on his approach to identifying relevant entrepreneurial characteristics in enterprises and through this has developed a rigorous principles-based approach. This consistent approach is the only portfolio selection strategy Professor Shulman has used –and it has been used in all of the EntrepreneurShares Funds, including the Fund and the US Impact Entrepreneur Managed Account.

Professor Shulman exclusively makes all investment decisions regarding all of the EntrepreneurShares Funds, including the Fund and the US Impact Entrepreneur Managed Account. Due to the exclusive influence of a single manager using one fixed strategy, prior advisor performance is significantly more relevant than in the typical case, where other factors might affect prior performance, such as relying on various stock market analysts and the efforts of other investment advisory personnel and technology.  Here, Professor Shulman’s formula approach to selecting companies in the US Impact Entrepreneur Managed Account is not “substantially similar” to those used in managing the Fund – the standard required by the no-action literature -- it is identical.

Investors will expect to see this information prominently displayed up front in Item 4. Please note that this information shows an important historical price volatility that investors should be aware of before making their investment decision. Unfortunately the reality of retail mutual fund investment is such that many investors may not read beyond the Summary Information Section of the Prospectus. As a result, the prior performance information should be included in Item 4 in the Summary Information Section.

2.	Similar Size. The relative expected size of the Fund and the size of the prior fund are sufficiently comparable to ensure that the prior fund performance is relevant to a potential investor in the Fund.

3.	Transparent Disclosure. The Prospectus clearly discloses that the prior account performance information does not represent the historical performance of the Fund and should not be interpreted as indicative of the Fund’s future performance. We also disclose that the prior account, being private, was not subject to the same investment limitations, diversification requirements and other restrictions imposed by the ‘40 Act and the Internal Revenue Code, which, if applicable, may have adversely affected performance.

4.	No Cherry Picking. No prior funds or accounts were created as incubator funds to “cherry pick” well performing fund strategies to register and offer to the public.

5.	Independently Verified. The prior performance data and account information have been verified for consistency and accuracy by the Spaulding Group, a qualified, independent third party. Updates will continue as required.

This investment strategy relies on a continual examination of, and selection from, several broad-based indices which were developed by Professor Shulman. Professor Shulman created his indices in January 2005, 6 months prior to professionally managing funds. In 2010, S&P began compiling the index returns which were distributed through Bloomberg for public dissemination. In 2012, the public distribution was withdrawn to reduce expenses. The indices have been maintained and continue without exception in the same manner since the time they were created in 2005. Throughout the 8 years of Professor Shulman professionally managing money, these indices have been widely disseminated through business media and numerous academic and business conferences. If the staff finds it useful, EntrepreneurShares can easily reactivate these indices (compiled by S&P and distributed through Bloomberg) to further assist the investor in evaluating the performance record of the Fund and the relevant prior account. These indices include US Small Cap, Mid Cap and Large Cap Entrepreneurs Indices (Symbols: ESHARESS, ESHARESM and ESHARESL) The index will be adjusted to reflect reinvestment of dividends on securities in the index but will not be adjusted to reflect expenses of the Fund or the prior account.

(17)	In “Related Historical Performance” – disclose the method of calculating this performance and note if it differs from the standard SEC method and how. (p.6-8)

RESPONSE: The annual return data for this performance data was calculated using the instructions to Item 13a of Form N-1A.

(18)	In “Related Historical Performance” – confirm that Dr. Shulman was the portfolio manager during this prior performance period. (p.6-8)

RESPONSE: Please see response to Comment 16.

(19)	In “Related Historical Performance” – to comply with the Nicholas-Applegate No-Action Letter, the prior performance should be substantially the same objective, policies, and strategy of the Fund. (p.6-8)

RESPONSE: Please see response to Comment 16.

(20)	In “US Impact Entrepreneur Managed Account” chart – please present performance net of all fees or impose current Fund fees on it. (p.7)

RESPONSE: The performance data presented in the chart reflects the imposition of a 0.85% fee (the same fee as the Fund).

(21)	In “Management” – please add Dr. Shulman’s formal title. (p.8)

RESPONSE: The requested change has been made.

(22)	In “Purchase and Sale of Fund Shares” – please note if there is a minimum subsequent investment required in the Retail Class. (p.8)

RESPONSE: The requested change has been made.

(23)	In “Dividends, Capital Gains, and Taxes” – include “in which case investment distributions may be taxed when withdrawn from the tax deferred account” at the end of the sentence. (p.8)

RESPONSE: The requested change has been made.

(24)	In “Investment Objective and Investment Strategies” (second paragraph) – add “The Fund will also need to provide 60 days notice to change the 80% domestic investment requirement” or some equivalent statement. (p.8)

RESPONSE: The requested change has been made.

(25)	In “Disclosure of Portfolio Holdings” – disclose if disclosure of portfolio holdings is available online. (p. 11)

RESPONSE: Disclosure of portfolio holdings is not available online.

(26)	In “Management of the Fund” (third paragraph) – disclose whether the first shareholder report will be annual or semi-annual and what period it will cover. (p. 11)

RESPONSE: The requested information has been added.

(27)	In “Frequent Purchases and Redemptions of Fund Shares” – disclose if Board has adopted formal policy against frequent trading. (p.19)

RESPONSE: The Board has not adopted a formal policy against frequent trading.

(SAI)

(28)	In “Investment Strategies and Risks – Non-Principal Strategies and Risks of the Fund – Futures Contracts and Options Thereon” (fifth paragraph) – please rephrase the first sentence to read: “The Fund is operated by an investment advisor that claims an exclusion on behalf of the Fund from…” (p.7)

RESPONSE: The requested change has been made.

(29)	In “Advisory and Other Services – The Advisor” (seventh paragraph) – explain whether the “reimbursement of expenses in excess of the applicable limitation” that is “subject to later adjustment” means that the contractual rate gets adjusted or that excess expenses can be recouped later. (p.20)

RESPONSE: The excess expenses can be recouped for a period of three years, as long as such recoupment does not cause the Fund to go over its expense cap; the contractual rate does not get adjusted.

Respectfully,

/s/ Robert Johnson

Robert Johnson